Item 77C. Submission of matters to a vote of security holders

The Annual Meeting of Shareholders was held on May
9, 2016 in Los Angeles, California. The voting result for the proposal considered at the Annual Meeting of Shareholders is as follows:

Election of Directors. The shareholders of the Fund elected J. Richard Atwood, Mark L. Lipson, Alfred E.
Osborne, Jr., A. Robert Pisano, Patrick B. Purcell and
Allan M. Rudnick to serve on the Board of Directors.

Source Capital,
Inc.
Total Shares
Voted For:
Total Shares
Withheld:
J. Richard Atwood
6,363,786
251,667
Mark L. Lipson
6,373,283
251,667
Alfred E. Osborne,
Jr.
6,345,930
251,667
A. Robert Pisano
6,374,634
251,667
Patrick B. Purcell
6,378,593
251,667
Allan M. Rudnick
6,371,240
251,667